June 2, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Katherine Bagley

                 Mara Ransom

Re:	Shift4 Payments, Inc.
Registration Statement on Form S-1
File No. 333-238307

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several Underwriters, wish to advise you that 1,908 copies of the preliminary prospectus dated June 1, 2020, were distributed during the period from June 1, 2020 through the date hereof to prospective underwriters, institutions, dealers and others.

Each of the undersigned advises that it has complied and will continue to comply, and we have been informed by the other participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of Gates Industrial Corporation plc for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m., Washington, D.C. time, on June 4, 2020, or as soon as possible thereafter.

Very truly yours,

Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Goldman Sachs & Co. LLC

Acting severally on behalf of themselves and the several Underwriters

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Richard J. Diamond
Name	Richard J. Diamond
Title:	Managing Director

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ John Kolz
Name	John Kolz
Title:	Managing Director

By:	GOLDMAN SACHS & CO. LLC

By:	/s/ C. Erich Bluhm
Name	C. Erich Bluhm
Title:	Managing Director